Applied DNA Sciences, Inc.
                       9229 W. Sunset Boulevard, Suite 830
                          Los Angeles, California 90069

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August 4, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Joseph J. Roesler, Senior Accountant
                  Division of Corporation Finance

         Re:      Applied DNA Sciences, Inc.
                  Form 8-K filed July 21, 2005
                  File No. 002-90539

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 27, 2005 (the "Comment Letter") relating to the Current Report on Form 8-K (the "Form 8-K") of Applied DNA Sciences, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 1 to the Company's Form 8-K.

FORM 8-K filed July 21, 2005
----------------------------

1.   We  refer  to  Item  4.02  "Non-Reliance  on  Previously  Issued  Financial
     Statement" of your Form 8-K filed July 21, 2005. We have the following comments:

     o Please disclose the date in which the conclusion was reached regarding the non-reliance on previously issued financial statements.

     o As it appears that management reached the conclusion regarding the non-reliance of previously issued financial statements, please include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the company's independent accountant the subject matter giving rise to the conclusion.



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Securities and Exchange Commission
August 4, 2005
Page 2 of 2



     Response
     --------

     We have revised our disclosure to indicate that on July 11, 2005, we determined that there were errors in our accounting for the valuation of equity consulting service transactions during the quarter ended March 31, 2005 and that authorized officers discussed the matter with our independent registered public accounting firm.

     The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                Very truly yours,

                              /s/ PETER BROCKLESBY
                                  ----------------
                                  Peter Brocklesby
                                  President